                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            --------------------

                                AMENDMENT NO. 1

                                       to

                                 SCHEDULE 14D-1


              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                            --------------------

                          TRIAD SYSTEMS CORPORATION
                          (Name of Subject Company)

                            --------------------

                             CCI ACQUISITION CORP.

                          COOPERATIVE COMPUTING, INC.

                                   (Bidders)

                            --------------------

                        Common Stock, $.001 par value
                        (Title of Class of Securities)

                            --------------------

                                 895818 20 1
                    (CUSIP number of Class of Securities)

                            --------------------

                            Lawrence D. Stuart, Jr.
                     Hicks, Muse, Tate & Furst Incorporated
                         200 Crescent Court, Suite 1600
                            Dallas, Texas 75201-6950

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)

                            --------------------

                                    Copy to:
                            Thomas A. Roberts, Esq.
                             David A. Bryson, Esq.
                           Weil, Gotshal & Manges LLP
                         100 Crescent Court, Suite 1300
                            Dallas, Texas 75201-6950

                            --------------------

                           CALCULATION OF FILING FEE

================================================================================
   TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $182,232,844                                   $36,447
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase, at a price per Share of $9.25 in cash, of the 17,749,158 shares of common stock, $.001 par value ("Shares"), of the Company issued and outstanding as of September 30, 1996, 1,838,190 Shares issuable upon the exercise of outstanding options, and an estimated 113,500 Shares issuable under the subject company's 1990 Employee Stock Purchase Plan.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $36,447                 Filing Party: CCI Acquisition Corp. and
Form or Registration No.:  Schedule 14D-1 and                 Cooperative Computing, Inc.
                           Schedule 13D          Date Filed: October 23, 1996

                               Page 1 of 7 Pages
                       Exhibit Index is located on Page 5

--------------------------------------------------------------------------------
CUSIP NO. 895818 20 1                 14D-1                    Page 2 of 7 Pages
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON
     1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                        Hicks, Muse, Tate & Furst Equity Fund III, L.P.
--------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     2                                                             (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
                 SEC USE ONLY
     3
--------------------------------------------------------------------------------
                 SOURCE OF FUNDS
     4                  OO
--------------------------------------------------------------------------------
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5           PURSUANT TO ITEM 2(e) or 2(f).                         [ ]

--------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OF ORGANIZATION

                        State of Delaware
--------------------------------------------------------------------------------
                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7             PERSON                    0*

--------------------------------------------------------------------------------
                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     8           CERTAIN SHARES                                         [ ]

--------------------------------------------------------------------------------
     9           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                        0%
--------------------------------------------------------------------------------
     10          TYPE OF REPORTING PERSON
                        PN
--------------------------------------------------------------------------------



    * On October 17, 1996, Cooperative Computing, Inc., a Texas corporation ("Parent"), and CCI Acquisition Corp., a Delaware corporation and an affiliate of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders (collectively, the "Selling Stockholders") of Triad Systems Corporation (the "Company"), pursuant to which the Selling Stockholders, which include all of the members of the Board of Directors of the Company, agreed to validly tender and not withdraw pursuant to Purchaser's offer to purchase an aggregate of 3,537,094 shares of common stock, $.001 par value per share (the "Shares"), of the Company representing all of the outstanding Shares which are owned of record or beneficially by them. Such Shares represent approximately 18.0% of the Shares outstanding calculated on a fully-diluted basis. The Stockholders Agreement is described more fully in Section 12 of the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"). Hicks, Muse, Tate & Furst Equity Fund III, L.P., which contemplates making an equity investment in Parent, disclaims beneficial ownership of the Shares and further disclaims that it is a bidder for purposes of the Offer (as defined in the Offer to Purchase).

                                  TENDER OFFER

       This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and statement on Schedule 13D (the "Statement") filed on October 23, 1996 by CCI Acquisition Corp., a Delaware corporation ("Purchaser"), and Cooperative Computing, Inc., a Texas corporation ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.001 par value (the "Shares"), of Triad Systems Corporation (the "Company"), at $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached thereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").


ITEM 4.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The response to Item 4(a) is supplemented as follows:

       On November 20, 1996, Parent and Purchaser issued a joint press release, the text of which is attached hereto as Exhibit (a)(9). The third paragraph of such press release is incorporated herein by reference.


ITEM 10.  ADDITIONAL INFORMATION.

       The response to Item 10(c) is supplemented as follows:

       On November 15, 1996, Parent and the Company issued a joint press release, the text of which is attached hereto as Exhibit (a)(10) and incorporated herein by reference.

       The response to Item 10(f) is supplemented as follows:

       On November 20, 1996, Parent and Purchaser issued a joint press release, the text of which is attached hereto as exhibit (a)(9). The first and fourth paragraphs of such press release are incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 of the Statement is supplemented by adding thereto the following information:

       (a)(9)   Text of Press Release, dated November 20, 1996.

       (a)(10)  Text of Press Release, dated November 15, 1996.

                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 1996


                                   CCI ACQUISITION CORP.



                                   By:  /s/ Patrick K. McGee
                                      ------------------------------------------
                                   Name:  Patrick K. McGee
                                        ----------------------------------------
                                   Title:   Vice President
                                         ---------------------------------------


                                   COOPERATIVE COMPUTING, INC.



                                   By:  /s/ Matthew Hale
                                      ------------------------------------------
                                   Name:  Matthew Hale
                                        ----------------------------------------
                                   Title:   Chief Financial Officer
                                         ---------------------------------------


                                   HICKS, MUSE, TATE & FURST EQUITY FUND III,
                                   L.P.

                                   By:     Hicks, Muse GP Partners III, L.P.,
                                           its General Partner

                                           By:    Hicks, Muse Fund III
                                                  Incorporated, its General
                                                  Partner

                                           By:   /s/ Lawrence D. Stuart, Jr.
                                               ---------------------------------
                                           Name:   Lawrence D. Stuart, Jr.
                                                 -------------------------------
                                           Title:    Managing Director
                                                  ------------------------------

                                 EXHIBIT INDEX


Exhibit
-------

99.(a)(9)  Text of Press Release, dated November 20, 1996

99.(a)(10) Text of Press Release, dated November 15, 1996